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                                                                Exhibit 99(a)(2)


                                October 17, 1999


OSI Acquisition, Inc.
c/o Bruckmann, Rosser, Sherrill & Co. II, L.P.
126 East 56th Street, 29th Floor
New York, NY  10022

Dear Sirs:

            This letter will confirm the commitment of Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS" or "us"), and its affiliates to purchase or cause others to purchase from O'Sullivan Industries Holdings, Inc., a Delaware corporation ("O'Sullivan"), senior discount notes due 2009 yielding gross proceeds of $25.0 million (the "Senior Discount Notes"). The proceeds to O'Sullivan from the purchase of the Senior Discount Notes will be used to provide a portion of the financing for the acquisition of O'Sullivan pursuant to the Agreement and Plan of Merger (as defined below).

            Our commitment is subject to (i) the satisfaction, or waiver by you, of the conditions to your obligations contained in an agreement and plan of merger dated May 17, 1999 between Newco and O'Sullivan, as amended (the "Agreement and Plan of Merger"), (ii) O'Sullivan receiving the cash proceeds of financings which, together with the proceeds from the purchase of the Senior Discount Notes, are sufficient to consummate the transactions contemplated by the Agreement and Plan of Merger (the "Merger"), satisfy all fees and expenses to be paid in connection with the Merger and to provide for the ongoing working capital needs of the Company subsequent to the consummation of the Merger, all on terms and conditions acceptable to BRS (it being understood that the terms and conditions specifically set forth in the Commitment Letters (as defined in the Agreement and Plan of Merger) are satisfactory to BRS), and (iii) the contemporaneous closing of the Merger.

            This commitment will be effective upon your acceptance of the terms and conditions of this letter and will expire on the earlier to occur of (i) the termination of the Agreement and Plan of Merger and (ii) November 30, 1999.
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October 17, 1999
Page 2
                                                                  EXECUTION COPY


            Nothing in this Agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than you and O'Sullivan, which is expressly made a third party beneficiary hereof.


                                   *   *   *
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October 17, 1999
Page 3
                                                                  EXECUTION COPY


            Please confirm the above agreement by signing and returning to me a copy of this letter.

                                      Very truly yours,

                                      Bruckmann, Rosser, Sherrill & Co. II, L.P.


                                      By:   /s/ Stephen F. Edwards
                                            ______________________________
                                            Stephen F. Edwards
                                            Managing Director

Accepted as of the date
first above written:

OSI Acquisition, Inc.


By:   /s/ Stephen F. Edwards
      ______________________________
      Name:  Stephen F. Edwards
      Title: President